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FEB 13 2003
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202 682-7296

February 13, 2003

03003860

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Greencore Group plc
Commission File Number 82-4908

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey

dlw 2/19

DC1:\132053\01\2TW501!.DOC\50627.0004

Commission File Number 82-490

GREENCORE GROUP PLC

CONTACT: MS C M BERGIN TELEPHONE: +353 1 605 1004
FAX: +353 1 605 1104

ANNUAL GENERAL MEETING

CHAIRMAN'S SUPPLEMENTARY STATEMENT

At the Annual General Meeting of Greencore Group plc to be held today, the Chairman, Tony Barry, will make the following statement:

The financial year ended in September 2002 was a watershed for Greencore. Our new faster growing convenience food businesses were fully integrated into the Group and the disposal programme was completed. As a consequence, our two convenience food divisions now account for 70% of total Group activity.

In the new financial year, I am pleased to report that the Group has made a good start.

The Chilled and Frozen division has started strongly, particularly in its two largest categories, sandwiches and ready meals. The first phase of the expansion of two of the Group's existing chilled ready meal facilities is progressing on budget, with additional capacity scheduled to come on stream by the middle of the year. The new chilled pizza facility at Deeside, whilst not yet operating at required efficiency levels, continues to make progress, and the Group's other remaining topped pizza facility will be closed and the volumes transferred to Deeside by the end of March.

In the Ambient Grocery division, conditions in the UK private label bread market remain challenging, whilst the other businesses are performing satisfactorily. After a good first quarter, the cake and dessert business has won additional trade which will deliver an improved performance for the full year.

In the Ingredients division, the Irish Sugar processing campaign produced 198,200 tonnes of sugar, which was 6,000 tonnes over the reduced quota of 192,200 tonnes. Lack of sugar beet availability due to poor weather was largely offset by an excellent operational performance, culminating in a satisfactory overall result.

Since the start of the financial year, two small operating facilities and one mothballed facility in the UK have been seriously damaged by fire, for which satisfactory insurance is in place. Insurance costs in the second half of the year are likely to rise as a result of these incidents and substantial industry wide insurance cost inflation.

Overall, the Group is well positioned to achieve further growth from continuing operations in this financial year, whilst continued reduction in indebtedness will lead to a substantial reduction in interest payments.

A. D. Barry,
Chairman.

C M BERGIN
GROUP COMPANY SECRETARY
GREENCORE GROUP PLC
ST STEPHEN'S GREEN HOUSE
EARLSFORT TCE
DUBLIN 2

6 February, 2003.